

February 24, 2023

Michael Berry
Executive Vice President and Chief Financial Officer
NetApp, Inc.
3060 Olsen Drive
San Jose, CA 95128

> **Re: NetApp, Inc.**
> **Form 10-K for the Fiscal Year Ended April 29, 2022**
> **Form 10-Q for the Quarterly Period Ended October 28, 2022**

Dear Michael Berry:

We have reviewed your February 2, 2023 response to our comment letter and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Form 10-Q for the Quarterly Period Ended October 28, 2022

14. Segment, Geographic, and Significant Customer Information, page 22

1. We note your response to our prior comment one. However, we also note that your business section and MD&A both have qualitative discussions as to the different subcategories of products. In addition, on page 30 you state "support revenues increased in the second quarter and first six months of fiscal 2023 compared to the corresponding periods of the prior year, primarily due to growth in sales of all-flash systems (which carry a higher support dollar content than our other products)." Furthermore, you highlight all-flash array business growth of 2% in your Earnings Slides and Earnings Summary. Given your own disaggregation of revenue streams, please further clarify why you believe these product lines are similar. Your analysis should be detailed and discuss what makes these product lines similar as well as what makes them different.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief at 202-551-3361 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Technology